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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2002

                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)

                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X         Form 40-F
                             -----                 -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                   No   X
                       -----                -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .
                                                 -----

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                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS



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Item 1.    Consolidated Financial Statements as of and for the Six Months Ended September 30, 2002           3

Signature                                                                                                    5

Exhibit Index                                                                                                6
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Exhibit 1  Consolidated Financial Statements as of and for the Six Months Ended September 30, 2002           7

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Item 1. CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTHS ENDED
        SEPTEMBER 30, 2002

     On November 14, 2002, we released our consolidated financial statements as of and for the six months ended September 30, 2002. Attached as Exhibit 1 hereto is an English translation of these financial statements.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The attached financial statements and accompanying information contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. Forward-looking statements are contained in the sections entitled "Forecast of Consolidated Performance for the Year Ending March 2003 (April 1, 2002 to March 31, 2003)", "II. Management Policies", "III. Business Results and Financial Condition", and elsewhere in the attached financial statements and accompanying information.

     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in the attached financial statements and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

     - Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

     - The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

     - The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

     - Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in China and other lower-cost countries, and through other efforts;

     - Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

     - Our ability to further develop our catalog and Internet sales capabilities;

     - Difficulties or delays in our product sourcing or manufacturing, which may result from problems in our relationships with third party contractors, difficulties in finding high-quality contractors overseas, and other factors;

     -    Effects of seasonality on our business and performance;

     -    Our ability to maintain adequate liquidity and capital resources;

                                       3
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     -    Laws and regulations affecting our domestic or foreign operations, including tax obligations; and

     - Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

     The information contained in the section entitled "Item 3 - Key Information
- Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended March 31, 2002 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached financial statements and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided elsewhere in our annual report to be a complete set of all such factors.

     We undertake no obligation to update any forward-looking statements contained in the attached financial statements and accompanying information, whether as a result of new information, future events or otherwise.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     WACOAL CORP.
                                     (Registrant)



                                     By: /s/ Nobuhiro Matsuda
                                         ---------------------------------------
                                         Nobuhiro Matsuda
                                         Corporate Officer
                                         Director of Finance, Corporate Planning


Date: December 6, 2002

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                                  EXHIBIT INDEX

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Exhibit 1         Consolidated Financial Statements as of and for the Six Months Ended September 30, 2002        7

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